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File No. 040006-0000

05012108

10 October 2005

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 19 2005 WASH. D.C. 203 SECTION

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases as described below:

- "Yara cuts climate gas emissions" dated 7 October, 2005; and
- "Yara negotiating sale of Yara Formates" dated 10 October, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosures

dlw 10/27

Yara cuts climate gas emissions

Oslo (2005-10-07): Yara will install its own new technology for the reduction of emissions of the climate gas N2O (nitrous oxide) at the company's fertilizer plants in Norway. This will lead to reductions of approximately 0.5 million tonnes of CO2-equivalents per year, representing close to 20% reduction of the total climate gas emissions from Yara in Norway today.

The new technology will be installed before the end of 2006. By doing this, the Norwegian chemical industry will reach the target of major cuts in the emissions of climate gases from the process industry in Norway, as agreed between the Federation of Norwegian Process Industries (PIL) and the Norwegian Ministry of Environment in 2003.

The new technology has been developed over many years at Yara's own research center in Porsgrunn in Norway. This enables Yara to upgrade its existing nitric acid plants to meet the standards of the best and most modern plants. Yara has previously, when a new nitric acid plant was built in Porsgrunn in the early 1990s, developed and installed a technology which cut the climate gas emissions by as much as 70%, but this technology is only feasible when building a new plant. Since then Yara has carried out research to find solutions for the older plants. Finally, after several years of full scale testing in our production plants, Yara has finalized the development of a unique high temperature catalyst that can be installed in all types of plants, giving at least as good results as for new plants. Industrial scale catalyst production has now started, and Yara is planning to install the technology at its nitric acid plants worldwide. The technology is also being made commercially available to other companies.

In 2003 the Norwegian Ministry of Environment and PIL, where Yara is a member, made a voluntary agreement for reducing the climate gas emissions from the Norwegian process industry to 13,5 million tons of CO2-equivalents in 2007. This target will be reached by the installation of the new technology. Other industry members of PIL give financial support to Yara's installation program.

Contact

Tore Jenssen, Yara HES and Product Stewardship
Telephone (+47) 24 15 72 94
Cellular (+47) 41 440 037
E-mail **tore.k.jenssen@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com

Yara negotiating sale of Yara Formates

Oslo (2005-10-10): Yara has entered into final negotiations regarding the sale of Yara Formates AS to ADDCON, a privately owned German company.

Yara Formates produces and sells formates created from formic acid to a number of different applications, including grass and fish preservation, feed additives, de-icing of airports and oilfield chemicals. As the production of these products is not linked to Yara's main production infrastructure centered on nitrogen products, and as the customers are also different from Yara's other business, the synergies with Yara's core activities have been limited. ADDCON is a company focusing exclusively on the formates business and will have business advantages from expanding their business in this area.

The parties' intention is to finalize the negotiations within one month, with a take-over of the company at the latest by the end of the year. The book value of Yara Formates is slightly above NOK 200 million.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com